

Mail Stop 3561

December 23, 2015

Mark R. Hunter
President and Chief Executive Officer
Molson Coors Brewing Company
1801 California Street
Denver, Colorado

> **Re:** **Molson Coors Brewing Company**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 11, 2015**
> **File No. 001-14829**

Dear Mr. Hunter:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. It appears you intend to use loan agreements to finance the acquisition of all of SABMiller's interest in MillerCoors LLC, and that this information statement covers the issuance of securities that may be used to reduce your reliance on such loans. As the securities covered by this information statement are intended to be used in the acquisition, please advise us why you believe the disclosure required by Items 13 and 14 of Schedule 14A is not required. See Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Jason Day, Esq.
    Perkins Coie LLP